# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prime Medicine, Inc., CIK 0001894562
CUSIP: 74168J101
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 21 Erie Street, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 08/07/2025
Amends the filing with accession number 0001072613-24-000265
Filed by CIK 0001906837
Persons authorized to receive notices and communications: Mark McDonnell, ARCH Venture Management, LLC, 8755 W. Higgins Road Suite 1025, Chicago, Illinois (IL), 60631, (773)380-6600

## Reporting persons
- ARCH Venture Fund X, L.P. (CIK 0001757011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)
- ARCH Venture Fund X Overage, L.P. (CIK 0001757017): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)
- ARCH Venture Fund XII, L.P. (CIK 0001906837): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)
- ARCH Venture Partners X, L.P. (CIK 0001782583): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)
- ARCH Venture Partners X Overage, L.P. (CIK 0001768905): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)
- ARCH Venture Partners XII, L.P. (CIK 0001979765): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)
- ARCH Venture Partners X, LLC (CIK 0001769012): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)
- ARCH Venture Partners XII, LLC (CIK 0001979548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)
- Robert Nelsen (CIK 0001219042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 100,142; shared voting power 18,486,894; sole dispositive power 100,142; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,587,036 (10.4% of the class)
- Keith Crandell (CIK 0001219039): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)
- Kristina Burow (CIK 0001569248): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)
- Steven Gillis (CIK 0001229592): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,486,894; sole dispositive power 0; shared dispositive power 18,486,894; aggregate amount beneficially owned 18,486,894 (10.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: Prime Medicine, Inc.
Address of issuer's principal executive offices: 21 Erie Street, 175 Greenwich Street, Cambridge, Massachusetts (MA), 02139
Comment: This statement relates to the Common Stock, $0.00001 par value per share (the "Common Stock"), of Prime Medicine, Inc. (the "Issuer") having its principal executive office at 21 Erie St., Cambridge, MA 02139 USA.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by (1) ARCH Venture Fund X, L.P. ("AVF X"), (2) ARCH Venture Partners X, L.P. ("AVP X LP") which is the sole general partner of AVF X, (3) ARCH Venture Partners X, LLC ("AVP X LLC") which is the sole general partner of AVP X LP and AVP X Overage LP (defined below), (4) ARCH Venture Fund X Overage, L.P. ("AVF X Overage"), (5) ARCH Venture Partners X Overage, L.P. ("AVP X Overage LP"), which is the sole general partner of AVF X Overage, (6) ARCH Venture Fund XII, L.P. ("AVF XII"), (7) ARCH Venture Partners XII, L.P. ("AVP XII LP") which is the sole general partner of AVF XII, (8) ARCH Venture Partners XII, LLC ("AVP XII LLC") which is the sole general partner of AVP XII LP, (9) Keith Crandell ("Crandell"), (10) Robert Nelsen ("Nelsen"), (11) Kristina Burow ("Burow"), and (12) Steven Gillis ("Gillis", and together with Nelsen, Crandell and Burow, referred to individually as "Committee Member" or collectively as either the "AVP X Investment Committee Members" or the "AVP XII Investment Committee Members"). Each of the individuals and entities above shall be referred to herein as a "Reporting Person" and collectively as the "Reporting Persons".
Residence or business address: The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.
Present principal occupation or employment: The principal business of AVP X LP is to act as the general partner of AVF X, the principal business of AVP X Overage LP is to act as the general partner of AVF X Overage, and the principal business of AVP XII is to act as the general partner of AVF XII. The principal business of AVP X LLC is to act as the general partner of AVP X LP and AVF X Overage LP, and the principal business of AVP XII LLC is to act as the general partner of AVP XII LP. AVP X Investment Committee Members and AVP XII Investment Committee Members act as investment committee members of AVP X LLC and AVP XII LLC, respectively, and as managing directors or investment committee members of a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Each of AVF X, AVP X LP, AVF X Overage, AVP X Overage LP, AVF XII and AVP XII LP, are limited partnerships organized under the laws of the State of Delaware. Each of AVP X LLC and AVP XII LLC is a limited liability company organized under the laws of the State of Delaware. Each Committee Member is a US citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
AVF X is the record owner of 6,128,297 shares of Common Stock ("AVF X Record Shares"). AVP X LP, as the sole general partner of AVF X LP, may be deemed to beneficially own the AVF X Record Shares. AVP X LLC, as the sole general partner of AVP X LP, may be deemed to beneficially own the AVF X Record Shares.

AVF X Overage is the record holder of 6,128,297 shares of Common Stock ("AVF X Overage Record Shares"). AVP X Overage LP, as the sole general partner of AVF X Overage, may be deemed to beneficially own the AVF X Overage Record Shares. AVP X LLC, as the sole general partner of AVP X Overage LP, may be deemed to beneficially own the AVF X Overage Record Shares.

AVF XII is the record holder of 6,230,300 shares of Common Stock ("AVF XII Record Shares"). AVP XII LP, as the sole general partner of AVF XII LP, may be deemed to beneficially own the AVF XII Record Shares. AVP XII LLC, as the sole general partner of AVP XII LP, may be deemed to beneficially own the AVF XII Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the Committee Members and direct and indirect general partners of AVF X, AVF X Overage and AVF XII may be deemed to share the power to direct AVF X Record Shares, AVF Overage X Record Shares and AVF XII Record Shares (collectively the "Record Shares").

Nelsen and his related trusts are also the owner of 16,080 shares of Common Stock of the Issuer and is the holder of vested options to purchase 84,062 shares of Common Stock ("Nelsen Options").

Each Reporting Person disclaims beneficial ownership of the Record Shares except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person (other than Nelsen) is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 134,573,998 shares of Common Stock reported by the Issuer to be outstanding on July 31, 2025 in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025, plus 43,700,000 shares sold in an offering in August 2025. For Nelsen, the Nelsen Options were included in the number of shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days:
On August 1, 2025, AVF XII purchased 3,030,300 shares of Common Stock at purchase price of $3.30 in a public offering.

The working capital of AVF XII was the source of the funds for the purchase.

No part of the purchase price paid by AVF XII was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above. The total amount paid by for securities purchased in the above-listed transactions is as follows:

AVF XII: $ 9,999,990.00

This Amendment No. 2 is being filed voluntarily due to an issuance of securities by the Issuer as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on August 7, 2025, which caused the percentage of outstanding Common Stock of the Issuer deemed to be beneficial owned by the Reporting Persons to reduce by one percent or more.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
AVF X and AVF X Overage are parties to that certain Amended and Restated Investors' Rights Agreement, dated April 20, 2021, the "Investor Rights Agreement"), which is attached as Exhibit 4.1+ to the Issuer's Form S-1 filed on September 23, 2022. Effective as of the closing of the Issuer's initial public offering, the covenants relating to delivery of financial statements and inspection rights set forth in Section 3 were terminated and rights of first offer were terminated. Pursuant to the Investor Rights Agreement, AVF X and AVF X Overage have certain registration rights with respect to its Common Stock. Specifically, the Issuer has granted demand, piggyback and Form S-3 registration rights, which will terminate upon the earlier of (i) with respect to each stockholder, such date on which all registrable shares held by such stockholder may immediately be sold during any three-month period pursuant to Rule 144 of the Securities Act of 1933, as amended, (ii) the occurrence of a deemed liquidation event, as defined in the Issuer's amended and restated certificate of incorporation, as currently in effect, and (iii) the fifth anniversary of the IPO.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1- Agreement of Joint Filing

Exhibit 2- Agreement of Joint Filing

Exhibit 3- Amended and Restated Investors' Rights Agreement, dated April 20, 2021, as amended, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.1+ to the Issuer's Registration Statement on Form S-1 (File No.), as filed with the Securities and Exchange Commission on September 23, 2022)

## Signatures
- ARCH Venture Fund X, L.P.: ARCH Venture Partners X, L.P., its General Partner (08/11/2025)
- ARCH Venture Fund X, L.P.: ARCH Venture Partners X, LLC, its General Partner (08/11/2025)
- ARCH Venture Fund X, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (08/11/2025)
- ARCH Venture Fund X Overage, L.P.: ARCH Venture Partners X Overage, L.P., its General Partner (08/11/2025)
- ARCH Venture Fund X Overage, L.P.: ARCH Venture Partners X, LLC, its General Partner (08/11/2025)
- ARCH Venture Fund X Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/11/2025)
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, L.P., its General Partner (08/11/2025)
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (08/11/2025)
- ARCH Venture Fund XII, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/11/2025)
- ARCH Venture Partners X, L.P.: ARCH Venture Partners X, LLC, its General Partner (08/11/2025)
- ARCH Venture Partners X, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (08/11/2025)
- ARCH Venture Partners X Overage, L.P.: ARCH Venture Partners X, LLC, its General Partner (08/11/2025)
- ARCH Venture Partners X Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/11/2025)
- ARCH Venture Partners XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (08/11/2025)
- ARCH Venture Partners XII, L.P.: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/11/2025)
- ARCH Venture Partners X, LLC: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (08/11/2025)
- ARCH Venture Partners XII, LLC: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/11/2025)
- Robert Nelsen: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (08/11/2025)
- Keith Crandell: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Keith Crandell (08/11/2025)
- Kristina Burow: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Kristina Burow (08/11/2025)
- Steven Gillis: /s/ Mark McDonnell, Mark McDonnell, as Attorney-in-Fact for Steven Gillis (08/11/2025)
Comment: *This Schedule 13D was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibit 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Prime Medicine, Inc. by the Reporting Persons filed with the Securities Exchange Commission on October 19, 2022 and pursuant to a Power of Attorney filed as Exhibit 24.4 to the Form 3 relating to the beneficial ownership of shares by the Reporting Persons of Neumora Therapeutics, Inc. filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.